UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-41225

VIZSLA SILVER CORP.
(Translation of registrant's name into English)

Suite 700, 1090 West Georgia Street
Vancouver, British Columbia V6E 3V7 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [   ]           Form 40-F [ x ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

SUBMITTED HEREWITH

Exhibits

Exhibit	Description

99.1	Condensed Consolidated Interim Financial Statements for the period ended July 31, 2023
99.2	Management Discussion and Analysis for the period ended July 31, 2023
99.3	Certification of Interim Filings CEO dated September 8, 2023
99.4	Certification of Interim Filings CFO dated September 8, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIZSLA SILVER CORP.
(Registrant)

Date: September 8, 2023	By:	/s/ Michael Konnert

Michael Konnert
	Title:	Chief Executive Officer